SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                ------------


                                SCHEDULE 13G
                               (RULE 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                            PURSUANT TO 13d-2(b)
                            (Amendment No. _)1/


                             ACXIOM CORPORATION
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                              (Name of Issuer)


                                COMMON STOCK
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                        (Title of Class of Securities)


                                  005125109
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                               (CUSIP Number)

                                   ------

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)

---------------------

       1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 005125109               13G          Page 2 of 5 Pages
------------------------------                 ---------------------------------

1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
    May & Speh, Inc. Employee Stock Ownership Plan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                (b)   [ ]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States
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  NUMBER OF        5     SOLE VOTING POWER                       1,044,068.792
    SHARES         -------------------------------------------------------------
 BENEFICIALLY      6     SHARED VOTING POWER                     4,221,968.008
OWNED BY EACH      -------------------------------------------------------------
  REPORTING        7     SOLE DISPOSITIVE POWER                  1,044,068.792
 PERSON WITH       -------------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER                4,221,968.008
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                5,266,036.80
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES*                                                   [ ]
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9          6.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*
       EP
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                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            Page 3 of 5 Pages

Item 1(a). Name of Issuer: AXCIOM CORPORATION
           --------------
Item 1(b). Address of Issuer's Principal Executive Offices: 301 Industrial Blvd., P.O. Box 2000, Conway, Arizona 72033

Item 2(a). Name of Person Filing: May & Speh, Inc. Employee Stock Ownership Plan (the "ESOP").
           ---------------------
Item 2(b). Address of Principal Business Office or, if None, Residence:
           c/o Cole Taylor Bank, Trustee, Attn. Sara Dameron, 850 West Jackson Boulevard, Chicago, Illinois 60607.

Item 2(c). Citizenship: Not applicable.
           -----------
Item 2(d). Title of Class of Securities:  Common Stock, $.10 par value
           ----------------------------
Item 2(e). CUSIP Number: 005125109
           ------------
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           (a) [ ]   Broker or dealer registered under Section 15 of the Act,

           (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

           (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act,

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

           (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

           (h) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                     Not applicable.



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                                                       Page 4 of 5 Pages

Item 4.  OWNERSHIP.

         (a)   Amount Beneficially Owned.

               5,266,036.80

         (b)   Percent of Class.

               6.7%

         (c)   Number of shares as to which such person has

               (i)    sole power to vote or to direct the vote: 1,044,068.792

               (ii)   shared power to vote or direct the vote: 4,221,968.008

               (iii)  sole power to dispose or to direct the disposition of:
                      1,044,068.792

               (iv)   shared power to dispose or to direct the disposition of:
                      4,221,968.008

Item 5.  Ownership of Five Percent or Less of a Class:  Not Applicable.
         --------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

            Of the 5,266,036.80 shares reported as beneficially owned by the ESOP on this form, 4,221,968.008 shares have been allocated or are available for allocation to the accounts of certain employees and former employees of May & Speh, Inc. in the ESOP.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8.  Identification and Classification of Members of the Group:  Not
         Applicable.

Item 9.  Notice of Dissolution of Group:  Not Applicable.
         ------------------------------
Item 10. Certification:  Not Applicable.

                                                       Page 5 of 5 Pages

                               SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            May & Speh, Inc. Employee Stock Ownership Plan

Date: 3/09/99               By Cole Taylor Bank, as Trustee

                             /s/ Sara Dameron
                            ---------------------------------
                            Sara Dameron
                            Employee Benefits Trustee